Mail Stop 4720

April 26, 2010

Anne Gill Kelly
Managing Director, Corporate Secretary
and Assistant General Counsel
Ambac Financial Group, Inc.
One State Street Plaza
New York, NY 10004

      Re: **Ambac Financial Group, Inc.**
                Preliminary Proxy Statement on Schedule 14A
                Filed April 16, 2010
                File No. 001-10777

Dear Ms. Kelly:

      We have completed our review of your preliminary proxy statement on Schedule 14A and have no further comments at this time.

                Sincerely,

                Jeffrey P. Riedler
                Assistant Director